January 27, 2014

VIA EDGAR CORRESPONDENCE

Barbara C. Jacobs, Assistant Director

Luna Bloom, Staff Attorney

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:

Sysorex Global Holdings Corp.

Amendment No. 3 to Registration Statement on Form S-1

Filed January 21, 2014

File No.:  333-191648

Dear Madam:

This letter is to advise you that Sysorex Global Holdings Corp. (the “Company”) has submitted to you under separate cover at the request of the Staff in connection with comment number 6 contained in the Company’s letter to the Staff, dated January 21, 2014 (the “Response Letter”), the following documentation:

(1)

Examples of the “Customer Agreements” referred to in the Response Letter;

(2)

Examples of the “Distributor Service Agreements” referred to in the Response Letter; and

(3)

An additional example of the “Customer Service Agreement” referred to in the Response Letter.

The Company is submitting a request for confidential treatment related to the above documentation.

In addition, the Company has submitted on a supplemental basis, the referenced Exhibit E16 to the example Distributor Service Agreement submitted to the Staff.

If you have any questions regarding this matter, please do not hesitate to contact the undersigned at (650) 245-0053.

Very truly yours,

SYSOREX GLOBAL HOLDINGS CORP.

By: /s/ Nadir Ali

Nadir Ali

Chief Executive Officer